Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Nippon Steel Corporation

Subject Company: Nippon Steel Corporation (SEC File No. 132-                 )

Subject Company: Sumitomo Metal Industries, Ltd. (SEC File No. 132-                 )

February 3, 2011

Dear Shareholders,

I would like to express my great appreciation of your valued patronage of and confidence in our company.

Today, we have announced the commencement of consideration, in the spirit of our relationship which is based on equality, of the total business integration with Sumitomo Metal Industries, Ltd.

Although the objectives and background of the business integration and the goals of the integrated company are as expressed in the press release, I would like to personally deliver my message here and ask for your understanding and support.

Due to the commissioning of newly constructed steel mills primarily in eastern Asia under global economic expansion driven by strong economic growth in emerging countries, global competition in the steel industry is growing more intense, and at a more rapid rate and to a greater extent than expected. The Japanese steel industry is confronted with drastic changes, such as stagnation of domestic demand, inflation of cost of resources, and the strengthening of the Japanese yen.

After significant deliberation of the current business environment as mentioned above and anticipated global competition, I have concluded that integrating our entire business with Sumitomo Metal Industries, Ltd., with whom we have implemented various measures to strengthen the competitiveness of both companies since the commencement of our alliance in 2002, and with whom we have already established a stable relationship, is the best way to enable us to continue growing and increase our corporate value.

The origins of our company reach back to the beginning of the modern steel industry in Japan and we have played a leading role in the Japanese steel industry for a great number of years. In addition, our company, including business segments of the company other than steel, has aimed to contribute to the development of industry and people’s quality of life through the creation and provision of value. Further, we are proactively establishing alliance networks with major overseas steel manufacturers and promoting our business through joint ventures in order to respond to the globalization of the economy and of industry.

Sumitomo Metal Industries, Ltd. has also established a firm presence as a leading company not only in Japan but also globally by accumulating prominent technologies and by gaining a high level of customer confidence through its business as a leading steel manufacturer in Japan for more than 100 years.

I believe that by integrating our entire business with that of Sumitomo Metal Industries, Ltd., we would be able to strengthen our competitiveness in Japan through maximizing synergies by consolidation of the areas of superiority in our respective businesses. We would also be able to dramatically develop our business in the global market, where more growth is expected in the future, by responding to the needs of customers through fully utilizing our cutting-edge technologies, our stable ability to produce products, and our wide-ranging business networks.

By means of the business integration, we would create a vibrant new company through the consolidation of the technologies and knowledge which our respective employees and group companies have inherited from previous generations and have cultivated on their own with each company respecting the other’s history and manner of work, by expanding beyond our current boundaries, and by developing our respective strengths.

The parties will jointly establish an “Integration Study Committee” to initiate a concrete study and would hope to execute a merger agreement targeted for April 2012 at the latest. Then, after obtaining the approval of the shareholders of both companies at their respective shareholders meetings, the companies are planning to merge in October 2012.

The new company would aim to respond to greater expectations of shareholders by maximizing its corporate value through further improving its profitability, promoting the strategic utilization of funds and assets, and building up a stronger financial base.

I would appreciate your understanding of the background of our decision that the business integration is the best option for all stakeholders, including shareholders, customers and employees, and would ask that you continue to provide your support.

I wish you health and happiness.

Sincerely,

Shoji Muneoka

Representative Director and President

Nippon Steel Corporation (“Nippon Steel”) and Sumitomo Metal Industries, Ltd. (“Sumitomo Metals”), or one of them, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 may be mailed to U.S. shareholders of Nippon Steel prior to the shareholders’ meeting at which such business combination (or integration) will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the shareholders’ meeting with respect to such business combination (or integration). Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

Nippon Steel Corporation

Marunouchi Park Building

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071, Japan

Hiroyuki Marukawa

General Manager, Public Relations Center, General Administration Div.

Tel: 81-3-6867-2130

E-mail: marukawa.hiroyuki@nsc.co.jp

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Nippon Steel Corporation (“Nippon Steel”) in relation to, and the benefits resulting from, its possible business combination (or integration) with Sumitomo Metal Industries, Ltd. (“Sumitomo Metals”) described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Nippon Steel in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of Nippon Steel (or the post-transaction group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Nippon Steel undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the two companies (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;

(2)	changes in steel supply, raw material costs and exchange rates;

(3)	changes in interest rates on loans, bonds and other indebtedness of Nippon Steel (or the post-transaction group), as well as changes in financial markets;

(4)	changes in the value of assets (including pension assets), such as marketable securities;

(5)	changes in laws and regulations (including environmental regulations) relating to business activities of Nippon Steel (or the post-transaction group);

(6)	rise in tariffs, imposition of import controls and other developments in the main overseas markets of Nippon Steel (or the post-transaction group);

(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;

(8)	Nippon Steel being unable to reach a mutually satisfactory agreement with Sumitomo Metals on the detailed terms of the possible business combination (or integration) or otherwise unable to complete it; and

(9)	difficulties in realizing the synergies and benefits of the post-transaction group.